Contact

www.linkedin.com/in/chris-youngblood-88b09311 (LinkedIn)

Top Skills

Mergers
Managerial Finance
Due Diligence

Chris Youngblood

CHIEF FINANCIAL OFFICER │VICE PRESIDENT OF FINANCE
Tavernier, Florida, United States

Summary

Results-oriented Financial Executive with expertise in providing strategic leadership in all facets of financial planning and analysis, accounting, mergers and acquisitions and risk analysis, I have over 25 years of experience utilizing sound business acumen to aid business leaders in formulating and implementing long-term strategies based on financial forecasts and identified business needs. My background includes significant knowledge of international accounting procedures and proven success interacting with senior executives and investors across the US, UK and Germany.

Experience

Acclarity
CFO Consultant
April 2023 - Present (2 years 3 months)
Tampa, Florida, United States

Provide part time, interim, and project-based financial expertise to small and medium-sized businesses.   Currently supporting a business engaged in the construction of a golf destination resort including assistance with annual audits, system implementations, financial controls, and month end financial reporting.

Four Seasons Yachts
Project Manager/New Build Consultant
October 2022 - April 2023 (7 months)
Florida, United States

Project management responsibility for the Four Seasons Yacht experience in collaboration with owner-partners Marc-Henry Cruise Holdings LTD. Work directly with the Four Seasons internal teams, providing project management and consulting guidance on the building and development of the first vessel, currently being designed/constructed in Trieste, Italy.

SixSails

Chief Financial Officer

September 2021 - September 2022 (1 year 1 month)

St Petersburg, Florida, United States

CFO for a portfolio of 14 businesses providing a variety of business services including market research, staffing, and IT certification.

YMT Vacations

Interim Chief Financial Officer

April 2020 - October 2020 (7 months)

El Segundo, California, United States (Remote position)

Returned to one of the Travelopia portfolio businesses to assist the business after the departure of their CFO. Led consolidation of accounting department and back office operations. Directed team through month-end close, completed FY 2021 budget and identified cash preservation strategies to assist business in navigating through the operations pause necessitated by the COVID-19 pandemic.

Travelopia

Chief Financial Officer (Finance Director) - Expeditions, Education and Events Sector

June 2017 - December 2019 (2 years 7 months)

Clearwater, Florida, United States

Drove financial planning, analysis and strategy for a worldwide portfolio consisting of 30+ companies with revenue of £667 million. Directed financial operations with focus on development and execution of three-year strategic plan to consolidate and divest non-core divisions while growing retained units. Reviewed the organization's financial position; issued financial and operating reports. Improved efficiencies by restructuring individual accounting departments; analyzed, consolidated and directed all accounting procedures.

• Provided counsel to executive and management teams on both financial and broad-based business issues related to the overall performance.

• Ensured integrity of financial data; identified potential areas of financial risk and opportunities for growth while maintaining profit margins.

• Created financial models; evaluated and directed business performance-based analyses of financial and operational metrics.

• Prepared consolidated reports, budgets, and long-range plans; analyzed trends in revenue, expense, capital expenditures and other related areas.

• Created and presented monthly reports to Board of Directors and senior leadership team.

• Served as steering committee member on key $100 million+ capital projects; performed financial calculations, ROI analysis and risk assessment.
• Oversaw accounting teams; ensured maximum productivity and retention of the most qualified talent

TUI Group/First Choice Holidays

Chief Financial Officer (Finance Director) - Expeditions, Education and Events Sector

January 2006 - June 2017 (11 years 6 months)

Clearwater, Florida, United States

Organized, developed and evaluated accounting and finance operations. Provided business leadership with accurate fiscal snapshots to ensure organizational decision making and capital structure planning aligned with long term financial forecast. Oversaw statement preparation, corporate financial projections, budgets and financial reporting. Assisted in the preparation of organizations' strategic plan with a focus on financial projections and evaluation of variances.
• Provided strategic leadership on the financial affairs of the Sector including investment decisions, evaluation of potential contracts and mergers and acquisitions.
• Analyzed statements, ensured compliance with proper finance control policies and guidelines, and analyzed business, utilization and expense trends.
• Performed financial modeling and identified key revenue and expense challenges and opportunities.
• Managed financial oversight including financial and revenue cycle performance.
• Ensured accounting activities were in accordance with GAAP to provide accurate and timely financial reporting.

Grand Expeditions

Corporate Controller

January 2000 - December 2005 (6 years)

Boca Raton, Florida, United States

Financial management and oversight over a portfolio of luxury travel companies. Grand Expeditions was purchased in December 2005 by First Choice Holidays, plc (now TUI Travel, plc)

PricewaterhouseCoopers

Audit Manager

September 1994 - January 2000 (5 years 5 months)

Fort Lauderdale, Florida, United States

Audit manager overseeing audits of investment management and financial services companies.

Education

University of Florida

Master of Science, Accounting · (1988 - 1994)